ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF FEBRUARY 05, 2024 DATE AND TIME: On February 05, 2024, at 10:00 a.m. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The majority of the members elected, with the attendance of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY ADOPTED: Once the meeting started, the Board members examined the financial statements for the year ended December 31, 2023, which were the subject matter of: (i) recommendation for approval, as documented in the Summary of the Audit Committee Report; (ii) a favorable opinion of the Supervisory Council; (iii) an unqualified report of the Independent Auditors; and (iv) a declaration from the Board of Officers, agreeing with the opinions in the report of the Independent Auditors, with the financial statements and the management discussion and analysis report for the operation. Following due consideration, the Board members concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by means of submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, SEC – U.S. Securities and Exchange Commission (SEC), and the New York Stock Exchange (NYSE). After examining the financial statements for the year ended December 31, 2023, the Board members resolved upon the declaration of dividends to stockholders, subject to the approval of the General Stockholders’ Meeting and in accordance with subitem 6.8, IX of the Corporate Bylaws, in the amount of R$1.125125 per share, referring to the fiscal year of 2023, in addition to the previously declared amounts for the same fiscal year, and the stockholders will be paid on March 08, 2024, based on the final stockholding position recorded on February 21, 2024, totaling the amount of R$ 11.0 billion. Additionally, the Board members approved that the interest on capital already declared by the Board of Directors on September 06, 2023, in the gross amount of R$0.2693 per share (net amount of R$0.228905) per share, based on the final stockholding position recorded on September 18, 2023; and on November 24, 2023, in the gross amount of R$0.24724 per share (net amount of R$0.210154) per share, based on the final stockholding position recorded on December 06, 2023, are also going to be paid on March 08, 2024. CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted these minutes and, after they were read and approved by all, they were signed. São Paulo (SP), February 05, 2024. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co- SUMMARIZED MINUTES OF THE MEETING OF THE ITAÚ UNIBANCO HOLDING S.A.’S BOARD OF DIRECTORS OF FEBRUARY 5, 2024 – 10 A.M. fls.2 chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, César Nivaldo Gon, Fábio Colletti Barbosa, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana e Pedro Luiz Bodin de Moraes – Board members. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence